Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

The Cash Store Financial Services Inc. (“Cash Store Financial” or the “Company”)

15511-123 Avenue

Edmonton, AB

T5V 0C3

Item 2	Date of Material Change

April 24, 2014

Item 3	News Release

The news release with respect to the material change referred to in this report was disseminated via Canada Newswire on April 24, 2014 and filed on the system for electronic document analysis and retrieval (SEDAR).

Item 4	Summary of Material Change

Cash Store Financial to Delist from TSX

Item 5.1	Full Description of Material Change

See attached Schedule “A”.

Item 5.2	Disclosure for Restructuring Transactions

Not Applicable

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7	Omitted Information

Not Applicable

Item 8	Executive Officers

Gordon Reykdal, CEO, at 780-408-5118 or

Craig Warnock, CFO, at 780-732-5683

Item 9	Date of Report

May 20, 2014

SCHEDULE “A”

NEWS RELEASE

April 24, 2014

Cash Store Financial to Delist from TSX

EDMONTON, April 24, 2014 /CNW/ - The Cash Store Financial Services Inc. (“Cash Store Financial” or the “Company”) (TSX: CSF) announced today that its common shares will be delisted from the Toronto Stock Exchange (“TSX”) effective May 23, 2014 for failure by Cash Store Financial to meet the continued listing requirements of the TSX and, specifically, as a result of the Company seeking and obtaining an order from the Ontario Superior Court of Justice (Commercial List) (“Court”) granting creditor protection under the Companies’ Creditors Arrangement Act (“CCAA”) on April 14, 2014. Trading in the Company’s securities will remain suspended pending the delisting of the common shares.

Cash Store Financial remains committed to completing the restructuring process quickly and efficiently. Cash Store Financial is working diligently to obtain additional debtor-in-possession financing and to run a sales process to maximize value for all of the Company’s stakeholders. Additional information on the CCAA proceedings can be found on the website of the Court-appointed Monitor of Cash Store Financial, FTI Consulting Canada Inc.: http://cfcanada.fticonsulting.com/cashstorefinancial/

The Company remains open for business and its branches continue to operate. Daily lending is continuing in all jurisdictions outside of Ontario.

About Cash Store Financial

Cash Store Financial operates 510 branches across Canada under the banners “Cash Store Financial” and “Instaloans”. Cash Store Financial also operates 27 branches in the United Kingdom.

Cash Store Financial and Instaloans primarily act as lenders and brokers to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides a private-label debit card (the “Freedom” card) and a prepaid credit card (the “Freedom MasterCard”) as well as other financial services, including bank accounts.

Cash Store Financial is headquartered in Edmonton, Alberta.

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name “Cash Store”. Cash Store Financial does not do business under the name “Cash Store” in the United States and does not own or provide any consumer lending services in the United States.

For further information, please contact:

Gordon Reykdal, CEO, at 780-408-5118,

Craig Warnock, CFO, at 780-732-5683, or

Peter Block, NATIONAL Public Relations, 416-848-1431

Forward Looking Statements:

This news release contains certain forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of Cash Store Financial. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions. These statements are based on our current expectations about our business, and upon various estimates and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize. Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations, include, but are not limited to, any decision of the Ontario Superior Court of Justice in the CCAA proceedings that is adverse to Cash Store Financial, the inability of Cash Store Financial to fulfill the conditions to funding under any DIP financing agreement to be entered into by Cash Store, and other factors that could affect Cash Store Financial’s ability to continue its operations during the CCAA proceeding, including the factors that are discussed in the section entitled "Risk Factors" contained in our Annual Information Form for the year ended September 30, 2013 dated December 11, 2013 filed by The Cash Store Financial Services Inc. with the Canadian securities commissions (available on SEDAR at www.sedar.com ), as updated in our most recent Management's Discussion and Analysis for the three months ended December 31, 2013. Unless required by law, we disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.